Prospectus supplement to prospectus dated February 4, 2004                              Filed pursuant to Rule 424(b)(4)

File Number 333-109120

MEMC Electronic Materials, Inc.

34,000,000 Shares

Common Stock

This is a public offering of common stock of MEMC Electronic Materials, Inc. The selling stockholder of MEMC Electronic Materials, Inc. is offering all of the 34,000,000 shares of our common stock offered by this prospectus supplement. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the New York Stock Exchange under the symbol “WFR”. On February 9, 2004, the last reported sale price of the common stock was $10.31 per share.

Investing in the common stock involves risk. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$9.70	$329,800,000
Underwriting discount	$0.10	$3,400,000
Proceeds, before expenses, to the selling stockholder	$9.60	$326,400,000

The selling stockholder has granted the underwriter the right to purchase up to 5,100,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments.

The underwriter expects to deliver the shares against payment on or about February 13, 2004.

Deutsche Bank Securities

The date of this prospectus supplement is February 9, 2004.

This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the accompanying prospectus beginning on page 23.

This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and supersede that information in the accompanying prospectus.

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter have not, authorized any other person to provide you information that differs from the information in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date of this prospectus supplement, even if this prospectus supplement is delivered to you after that date or you buy our common stock after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

Information contained on our website does not constitute part of this prospectus supplement.

In this prospectus supplement, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section. The information in this prospectus supplement, unless otherwise indicated, assumes that the underwriter will not exercise its over-allotment option.

Our Business

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our wafers are used as a starting material for the manufacture of various types of semiconductor devices, including microprocessor, memory, logic and power devices. In turn, these semiconductor devices are used in computers, cellular phones and other mobile electronic devices, automobiles and other consumer and industrial products.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 500 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps, including deposition, photolithography and etch, to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market.

Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We have adopted a model for our research and development group that combines engineering innovation with specific commercialization strategies to closely align our technology efforts with our customers’ requirements. We accomplish this through targeted R&D projects aimed at developing products to meet our customers’ requirements, sometimes involving formal and informal joint development efforts with those customers. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

We complete sales principally through indicative-only contracts of one year or less, which contracts indicate expected volumes and specify price. We sell our products to some customers under consignment arrangements pursuant to which we ship wafers to the customer’s storage facility, but do not charge the customer for those wafers until the customer pulls the product from its storage facility or, if the customer does not pull the product within a stated period of time (generally 60-90 days), at the end of that period. As such, these consignment arrangements are essentially inventory transfer arrangements.

Strategy

Our objective is to maintain and enhance our position as a leading worldwide producer of wafers for the semiconductor device industry. Our strategies to achieve this objective include:

•	Focus solely on providing wafers;

•	Maintain and enhance our technology leadership position;

•	Focus on continuous cost reduction and return on invested capital; and

•	Leverage our scalable infrastructure.

Our Company

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated notes, warrants and convertible preferred stock. In July 2002, the preferred stock was converted into 125,010,556 shares of our common stock. In May 2003, TPG sold 15,300,000 shares of our common stock in a public offering. TPG currently beneficially owns approximately 78.6% of our outstanding common stock (63.4% following completion of this offering and assuming the over-allotment option is not exercised). See “Selling Stockholders—Relationship with MEMC,” beginning on page 17 of the accompanying prospectus. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

The Offering

Common stock offered by the selling stockholder	34,000,000 shares of common stock

Over-allotment option

The selling stockholder has granted to the underwriter an option to purchase up to an aggregate of 5,100,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriter may exercise this option at any time until 30 days after the date of the underwriting agreement.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

New York Stock Exchange symbol	WFR

Recent Developments

Financial Results for the Quarter and Year Ended December 31, 2003

On January 27, 2004, we reported financial results for the fourth quarter and year ended December 31, 2003. Net sales were $205 million for the 2003 fourth quarter compared to $195.9 million for the 2003 third quarter. The increase in net sales was primarily a result of increased product volumes, partially offset by a decline in overall average selling prices. We reported gross margin in the 2003 fourth quarter of $64.4 million, or 31.4% of net sales, compared to $58.5 million, or 29.9% of net sales, in the 2003 third quarter. Operating income of $39.7 million, or 19.4% of net sales was achieved in the 2003 fourth quarter, up from operating income of $36.5 million, or 18.6% of net sales for the 2003 third quarter. We reported net income available to common stockholders of $34.4 million, or $0.15 per diluted share, for the 2003 fourth quarter compared to $35.2 million, or $0.16 per diluted share, in the 2003 third quarter.

For the year ended December 31, 2003, our net sales increased 14% to $781.1 million, compared to $687.2 million in 2002. Gross margin increased to $232.8 million, or 30% of net sales in 2003, compared to $173.5 million or 25% of net sales in 2002. We reported net income available to common stockholders of $116.6 million, or $0.53 per diluted share, for the year ended December 31, 2003, compared to a net loss allocable to common stockholders of $22.1 million, or $(0.17) per diluted share, in 2002.

Attached as Appendix A are our consolidated statements of operations including the quarter and year ended December 31, 2003 (unaudited), our condensed consolidated balance sheets as of December 31, 2003 (unaudited) and our condensed consolidated statements of cash flows including the quarter and year ended December 31, 2003 (unaudited).

Acquisition of Taisil Interests

Also on January 27, 2004, we announced that we had entered into an agreement to acquire the remaining 55% share that we did not already own of Taisil Electronic Materials Corporation (Taisil), a fully integrated Taiwanese manufacturer of polished and epitaxial silicon wafers for the Asia Pacific region. The acquisition was structured as a stock purchase for cash. The selling stockholders consisted of China Steel Corporation, Chiao Tung Bank, China Development Corporation and Robina Finance & Leasing Corporation, Ltd. (Robina). The purchase price was negotiated on an arms-length basis and totaled approximately $60 million. This purchase price is net of approximately $7 million that was paid by Robina to Taisil on February 4, 2004 simultaneously with MEMC’s purchase of the Taisil shares from Robina. This amount was paid by Robina to Taisil in the form of a return of a deposit that Taisil had previously advanced to Robina at the time Robina originally acquired the Taisil shares. In order to finance the acquisition, MEMC borrowed $60 million under its $150 million revolving credit facility with Citibank/UBS. The acquisition was closed in two transactions, one on January 30, 2004 and the second on February 4, 2004. We now own approximately 100% of Taisil.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

DIVIDEND POLICY

We do not presently pay dividends on our common stock. We plan to retain all net earnings, if any, to fund the development of our business. We do not presently plan to pay dividends on our common stock for the foreseeable future. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of holders of our preferred stock, if any, and the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “WFR.” The following table sets forth for the periods indicated the high and low sales prices of our common stock as reported by the NYSE.

	High	Low
2002
First Quarter	$5.90	$3.00
Second Quarter	11.50	4.20
Third Quarter	5.25	2.25
Fourth Quarter	9.48	3.12
2003
First Quarter	$11.48	$7.00
Second Quarter	13.35	8.88
Third Quarter	14.51	9.51
Fourth Quarter	12.50	8.38
2004
First Quarter (through February 9, 2004)	$11.73	$9.48

On February 9, 2004, the last reported sale price of our common stock on the NYSE was $10.31. As of February 9, 2004, there were 207,168,585 shares of our common stock outstanding held by approximately 490 holders of record.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of January 31, 2004:

Name	Age	Position
Nabeel Gareeb	39	President, Chief Executive Officer and Director
Thomas E. Linnen	57	Senior Vice President and Chief Financial Officer
Shaker Sadasivam	44	Senior Vice President
David M. Somo	37	Senior Vice President
Chandra Subramaniam	48	Senior Vice President
Sylvia Roberts-Toomer	50	Senior Vice President
David L. Fleisher	42	Vice President, General Counsel and Corporate Secretary
Robert J. Boehlke	62	Director
Jean-Marc Chapus	43	Director
John G. Danhakl	47	Director
Gene J. Frantz	37	Director
John Marren	40	Chairman of the Board of Directors
C. Douglas Marsh	58	Director
William E. Stevens	61	Director
William D. Watkins	51	Director
James B. Williams	47	Director

Nabeel Gareeb has been our President and Chief Executive Officer since April 2002 and has been a Director since that time. Prior to joining MEMC, Mr. Gareeb was the Chief Operating Officer of International Rectifier Corporation, a leading supplier of power semiconductors. Mr. Gareeb joined International Rectifier in 1992 as Vice President of Manufacturing and subsequently held other senior management positions.

Thomas E. Linnen joined us as Senior Vice President in December 2003 and became our Chief Financial Officer in January 2004. Prior to joining MEMC, Mr. Linnen was Senior Vice President and Chief Financial Officer of Trend Technologies, LLC from 2001 to December 2003. Trend Technologies is a privately owned manufacturer of enclosures for electronic products such as computers, telecommunications equipment and information appliances. From 1999 to 2001, Mr. Linnen served as Executive Vice President and Chief Financial Officer of Sensory Science/Go-Video, a consumer electronics company. From 1996 to 1999, Mr. Linnen served as Chief Financial Officer of Hypercom Corporation, a point of sale terminal manufacturer. From 1987 to 1996, Mr. Linnen served as Vice President Finance, Secretary and Treasurer of Continental Circuits Corp., a circuit board manufacturer.

Shaker Sadasivam has been our Senior Vice President, Research and Development since July 2002. Dr. Sadasivam was President of MEMC Japan Ltd., our Japanese subsidiary, from April 2002 to June 2002. From July 2000 to March 2002, Dr. Sadasivam served as our Director, Worldwide Operations Technology. Dr. Sadasivam was Director, Technology for MEMC Korea Company, our South Korean subsidiary, from July 1999 to June 2000. From September 1997 to June 1999, Dr. Sadasivam held positions in the manufacturing technology group for our St. Peters facility.

David M. Somo joined MEMC as Senior Vice President, Sales and Service in September 2003. Prior to joining MEMC, Mr. Somo was Vice President, Worldwide Strategic Accounts of Advanced Micro Devices, a leading manufacturer of microprocessors. Mr. Somo joined Advanced Micro Devices in 1992 and held a number of management positions in the sales and marketing departments.

Chandra Subramaniam joined MEMC in December 2003 as Senior Vice President, Manufacturing. Prior to joining MEMC, Mr. Subramaniam was Vice President and Director of Final Manufacturing of ON Semiconductor, a global semiconductor manufacturer. Mr. Subramaniam joined ON Semiconductor (formerly a division of Motorola) in 1983 and held a series of positions in the manufacturing department.

Sylvia Roberts-Toomer joined MEMC in January 2003 and became Senior Vice President, Human Resources in January 2004. Prior to joining MEMC, Ms. Roberts-Toomer was Vice President, Human Resources of International Rectifier Corporation, a leading supplier of power semiconductors. Ms. Roberts-Toomer joined International Rectifier in 1992 and held a number of management positions in the human resources department.

David L. Fleisher has been our General Counsel and Secretary since October 2001 and has been a Vice President since July 2002. From March 1996 to September 2001, Mr. Fleisher was our Senior Attorney. Prior to joining us, Mr. Fleisher was an attorney at two major law firms from 1990 to 1996. Prior to that time, he spent three years as a senior accountant with KPMG LLP.

Robert J. Boehlke has been a Director since 2001 and was most recently Executive Vice President and Chief Financial Officer of KLA-Tencor, a position he held from 1983 until his retirement in June 2000. KLA-Tencor is a supplier of process control and yield management solutions for the semiconductor manufacturing industry. Mr. Boehlke is a member of the board of directors of DuPont Photomasks, Inc. and LTX Corporation.

Jean-Marc Chapus has been a Director since 2001 and has served as Group Managing Director of Trust Company of the West, an investment management firm, and Chief Executive Officer of TCW/Crescent Mezzanine Partners, L.L.C., a private investment fund and an affiliate of MEMC, since March 1995. Mr. Chapus is a member of the board of directors of Starwood Hotels and Resorts Worldwide, Inc. and several private companies.

John G. Danhakl has been a Director since 2001 and has been a partner at Leonard Green & Partners, L.P., a private equity firm, since 1995. Mr. Danhakl presently serves on the board of directors of The Arden Group, Inc., Big 5 Sporting Goods Corporation, Communications & Power Industries, Inc., Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc., Leslie’s Poolmart, Inc., VCA Antech, Inc., Petco Animal Supplies, Inc. and Rite Aid Corporation.

Gene J. Frantz has been a Director since 2003 and is a partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC. Mr. Frantz joined Texas Pacific Group in 1999. From 1998 to 1999, Mr. Frantz led Oracle Corporation’s venture capital effort. From 1995 to 1998, Mr. Frantz was a Vice President at Morgan Stanley Dean Witter & Co., specializing in technology mergers and acquisitions. Mr. Frantz serves on the board of directors of Paradyne Networks, Inc.

John Marren has been Chairman of the Board of Directors of MEMC since November 2001 and has been a partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC, since April 2000. From 1997 through April 2000, Mr. Marren was Managing Director and Co-Head of Technology Investment Banking at Morgan Stanley. Mr. Marren serves on the board of directors of GlobespanVirata, Inc., ON Semiconductor Corporation and Zhone Technologies Inc.

C. Douglas Marsh has been a Director since 2001 and has been employed with ASML US, Inc., a supplier of photolithography equipment to the semiconductor industry, since 1988 and currently holds the position of Vice President Business Integration & U.S. Institutional Investor Relations. Mr. Marsh serves on the board of directors of ATMI, Inc.

William E. Stevens has been a Director since 2001 and has served as Chairman of BBI Group, Inc., a private equity investment firm, since November 2001. Mr. Stevens served as Chairman and Chief Executive Officer of the Wesmark Group from 1999 to 2001. From 1996 to 1999, Mr. Stevens was an Executive Vice President with Mills & Partners, a private equity and leveraged investment firm. Mr. Stevens serves on the board of directors of McCormick & Company, Incorporated.

William D. Watkins has been a Director since 2002 and has served as President and Chief Operating Officer of Seagate Technology, a manufacturer of disc drives and disc drive components, since May 2000. Mr. Watkins joined Seagate Technology as Executive Vice President, Recording Media Group in February 1996 in connection with Seagate’s merger with Conner Peripherals. In October 1997, Mr. Watkins took on additional responsibility as Executive Vice President of the Disc Drive Operations and in August 1998 was appointed to the position of Chief Operating Officer, with responsibility for Seagate’s disc drive manufacturing, recording media, and recording head operations. Mr. Watkins was promoted to President of Seagate in May 2000 with additional responsibility of product research and development. Mr. Watkins serves on the board of directors of Seagate Technology and Iolon, Inc.

James B. Williams has been a Director since 2003 and is a partner of Texas Pacific Group, a privately held investment firm and an affiliate of MEMC. Mr. Williams joined Texas Pacific Group in 1999. From 1994 to 1998, Mr. Williams was President of Kaiser/Group Health, President of Kaiser Permanente International and Senior Vice President–Operations and Strategic Development of Kaiser Permanente (health care organization). Mr. Williams also is Chairman of the Board of GMP Companies and a member of the board of directors of several other private companies.

SELLING STOCKHOLDER

The selling stockholder is TPG Wafer Holdings LLC. All of the shares of common stock being offered by the selling stockholder were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001 or as a result of the conversion of preferred stock or the exercise of warrants received in such transaction. See “Selling Stockholders—Relationship with MEMC” beginning on page 17 of the accompanying prospectus.

The following table sets forth the number and percentage of shares of our common stock that the selling stockholder beneficially owns as of February 9, 2004, the number of shares of common stock being offered by the selling stockholder and the number and percentage of shares of our common stock that the selling stockholder will beneficially own after the offering. The percentage of outstanding shares beneficially owned before the offering is based on 207,168,585 shares of our common stock outstanding as of February 9, 2004 and assumes the exercise in full of the 16,666,667 warrants currently held by the members of the selling stockholder. The number and percentage of shares beneficially owned after the offering assumes the sale of the 34,000,000 shares of our common stock and the exercise in full of the 16,666,667 warrants held by the members of the selling stockholder.

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(2)
Name and Address	Number	Percent	Shares Being Offered	Number	Percent
TPG Wafer Holdings LLC	175,943,193	78.6%	34,000,000	141,943,193	63.4%
301 Commerce Street,
Suite 3300
Fort Worth, TX 76102

(1)	Based on information provided by TPG Wafer Holdings LLC (“TPG Wafer Holdings”) and contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings, TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company and TCW/Crescent Mezzanine III, LLC (collectively, the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002, Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002, Amendment No. 4 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on May 22, 2003, Amendment No. 5 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on June 3, 2003 and Amendment No. 6 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 19, 2003. Assumes the exercise in full of the 16,666,667 warrants held by the Members (as defined below). TPG Wafer Holdings is the record owner of 158,670,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. TPG Wafer Partners is the record owner of 591,000 shares of MEMC common stock and TPG Wafer Management LLC (“TPG Wafer Management”) is the record owner of 15,000 shares of MEMC common stock.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW Netherlands (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW Netherlands may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II,

L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer

Management. TPG Wafer Holdings directly holds the 158,670,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 591,000 shares of MEMC common stock and 9,850,001 warrants. TPG Wafer Management directly holds 15,000 shares of MEMC common stock and 250,000 warrants. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants and GEI Side directly holds 24,461 warrants. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and James D. Halper, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW Netherlands and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). By virtue of their roles as Sub-Advisor to the TCW Funds, and as the controlling shareholder of such Sub-Advisor, respectively, TAMCO and TCWG may be deemed to have beneficial ownership with respect to the securities owned by the TCW Funds. Each of TAMCO and TCWG is controlled by its respective board of directors. TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW

Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock.

(2)	Assumes no exercise of the underwriter’s over-allotment option. If the over-allotment option is exercised, with the consent of the underwriter, the Members may exercise a portion of the warrants held by them and deliver the newly issued shares to the underwriter in satisfaction of the selling stockholder’s obligation with respect to the over-allotment option.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Upon completion of the offering, there will be approximately 207,168,585 shares of our common stock outstanding, assuming no exercise of options or warrants after February 9, 2004. Of these shares, approximately 81,892,059 shares, including the 34,000,000 shares to be sold in the offering (plus any shares to be sold upon exercise of the underwriter’s over-allotment option), will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares which may be acquired by our affiliates (as that term is defined in Rule 144 under the Securities Act) or any shares subject to lock-up agreements, described under “Underwriting.” Shares held by affiliates may be sold in the public market only in compliance with the limitations of Rule 144, which are described below.

In addition, we have granted TPG certain registration rights, as described in the accompanying prospectus under “Selling Stockholders—Registration Rights Agreement.” Upon registration of the shares held by TPG after completion of the offering, together with the shares issuable upon exercise of outstanding warrants held by TPG, an additional 141,943,193 shares of our common stock will be freely tradable without restriction. In addition, we have filed registration statements covering the 12,214,381 shares of common stock reserved for issuance under our equity incentive plans, all of which shares will be freely tradable upon issuance, subject to the limitations under Rule 144 described below.

Under Rule 144, an affiliate of MEMC would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will be approximately 2,071,686 shares immediately after the offering (assuming no exercise of the underwriter’s over-allotment option and no exercise of options or warrants after February 9, 2004), or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriter, Deutsche Bank Securities Inc., has agreed to purchase from the selling stockholder the following number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.	34,000,000

The underwriting agreement provides that the obligations of the underwriter to purchase the shares of common stock offered by this prospectus supplement are subject to certain conditions precedent and that the underwriter will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

The selling stockholder has granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 5,100,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriter exercises this option, the underwriter will become obligated, subject to conditions, to purchase these additional shares of common stock. The selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriter to the extent the option is exercised. If the option is exercised, with the consent of the underwriter, the selling stockholder may satisfy its obligation to sell these additional shares by causing its members to deliver such shares to the underwriter following the exercise of warrants held by such members. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the 34,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriter to the selling stockholder per share of common stock. The underwriting discounts and commissions are 1.031% of the public offering price. The selling stockholder has agreed to pay the underwriter the following discounts and commissions, assuming either no exercise or full exercise by the underwriter of the underwriter’s over-allotment option:

		Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by the selling stockholder	$0.10	$3,400,000	$3,910,000

The selling stockholder has agreed to pay expenses incurred by us and the selling stockholder in connection with the offering.

We and the selling stockholder have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

We have agreed that, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of Deutsche Bank Securities Inc., we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock, except for shares of our common stock issued pursuant to existing employee benefit plans or upon exercise of an outstanding option or warrant.

The selling stockholder and our directors and executive officers have agreed under their lock-up agreements that, without the prior written consent of Deutsche Bank Securities Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus supplement.

The underwriter has advised us that the underwriter does not intend to confirm sales to any account over which it exercises discretionary authority.

In connection with the offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of common stock from the selling stockholder in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet web site maintained by the underwriter. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

The underwriter or its affiliates have provided investment banking or other commercial dealings services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the registration statement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the IRC. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, or persons that have a functional currency other than the U.S. Dollar. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the U.S.;

•	a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Dispositions

Dividends on Common Stock

In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the IRC. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. withholding tax at a 30% rate, subject to the two following exceptions.

•

Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under the Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder;

•	the non-U.S. holder is subject to IRC provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information Reporting

The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup Withholding

Backup withholding is only required on payments that are subject to the information reporting requirements, discussed above, and other requirements are satisfied. Even if the payment of proceeds from the sale of common stock is subject to the information reporting requirements, the payment of sale proceeds from a sale outside the United States will not be subject to backup withholding unless the payor has actual knowledge the payee is a U.S. person. Backup withholding does not apply when any other provision of the IRC requires withholding. As withholding is generally required on dividends paid to non-U.S. holders, as discussed above, backup withholding is not also imposed. Thus, backup withholding may be required on payments subject to information reporting, and not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Bryan Cave LLP, Washington, DC. Certain legal matters will be passed upon for the underwriter by Latham & Watkins LLP.

EXPERTS

Reference is made to the information under “Experts” in the accompanying prospectus.

Appendix A

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; Dollars in thousands, except share data)

	Three Months Ended			Twelve Months Ended December 31,
	December 31, 2003	September 30, 2003	December 31, 2002	2003	2002
Net sales	$205,029	$195,897	$185,994	$781,100	$687,180
Costs of goods sold	140,618	137,378	131,917	548,344	513,722

Gross margin	64,411	58,519	54,077	232,756	173,458
Operating expenses
Marketing and administration	16,105	13,613	14,565	57,203	65,786
Research and development	8,608	8,406	7,430	32,934	27,423
Restructuring costs	—	—	—	—	15,300

Operating income	39,698	36,500	32,082	142,619	64,949
Nonoperating (income) expense
Interest expense	2,956	2,665	4,162	12,931	73,356 [1]
Interest income	(1,513)	(1,870)	(2,164)	(7,290)	(6,836)
Royalty income	(1,132)	(1,038)	(824)	(4,056)	(3,195)
Other, net	(3,933)	(11,921)	(13,361)	(14,853)	(17,943)

Total nonoperating (income) expense	(3,622)	(12,164)	(12,187)	(13,268)	45,382

Income before income taxes, equity in income (loss) of joint ventures and minority interests	43,320	48,664	44,269	155,887	19,567
Income taxes	8,722	12,166	3,477	36,864	16,712

Income before equity in income (loss) of joint ventures and minority interests	34,598	36,498	40,792	119,023	2,855
Equity in income (loss) of joint ventures	1,918	1,589	(732)	6,235	1,239
Minority interests	(2,112)	(2,890)	(4,325)	(8,641)	(9,164)

Net income (loss)	$34,404	$35,197	$35,735	$116,617	$(5,070)

Cumulative preferred stock dividends	$—	$—	$—	$—	$17,027

Net income (loss) allocable to common stockholders	$34,404	$35,197	$35,735	$116,617	$(22,097)

Basic income (loss) per share	$0.17	$0.17	$0.18	$0.58	$(0.17)

Diluted income (loss) per share	$0.15	$0.16	$0.17	$0.53	$(0.17)

Weighted average shares used in computing basic income (loss) per share	206,983,518	206,517,384	194,972,763	202,439,828	129,810,012

Weighted average shares used in computing diluted income (loss) per share	222,979,717	223,771,825	208,649,416	218,719,459	129,810,012

(1)	Includes non-cash accretion of $54,021 for the year ended December 31, 2002 to bring the 55 million Euro note to its full face value.

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2003	September 30, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$96,859	$85,141	$119,651
Short-term investments	33,838	40,680	45,995
Accounts receivable, net	103,020	107,378	95,022
Inventories	109,488	97,962	85,106
Prepaid and other current assets	22,140	25,767	17,934

Total current assets	365,345	356,928	363,708
Property, plant and equipment, net	270,367	253,453	184,875
Investments in joint ventures	24,155	22,237	16,820
Goodwill, net	3,761	3,761	3,761
Deferred tax assets, net	20,248	18,494	33,668
Other assets	42,876	38,489	28,850

Total assets	$726,752	$693,362	$631,682

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short-term borrowings and current portion of long-term debt	$71,841	$80,625	123,640
Accounts payable	95,178	82,642	68,014
Accrued liabilities	33,984	28,768	33,986
Customer deposits	15,655	14,555	15,055
Provision for restructuring costs	1,553	3,020	7,808
Income taxes	3,002	10,992	14,183
Accrued wages and salaries	22,841	22,239	23,387

Total current liabilities	244,054	242,841	286,073
Long-term debt, less current portion	59,251	60,017	160,998
Pension and similar liabilities	126,401	109,445	104,866
Customer deposits	3,606	9,742	19,617
Other liabilities	35,690	32,274	26,812

Total liabilities	469,002	454,319	598,366

Minority interests	64,127	62,015	57,996
Commitments and contingencies
Stockholders’ equity (deficiency)
Common stock	2,079	2,078	1,965
Additional paid-in capital	150,095	150,553	26,965
Retained earnings (deficit)	82,150	47,746	(34,467)
Accumulated other comprehensive loss	(33,338)	(14,712)	(7,329)
Deferred compensation	(2,916)	(4,190)	(7,094)
Treasury stock	(4,447)	(4,447)	(4,720)

Total stockholders’ equity (deficiency)	193,623	177,028	(24,680)

Total liabilities and stockholders’ equity (deficiency)	$726,752	$693,362	$631,682

MEMC ELECTRONIC MATERIALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Dollars in thousands)

	Three Months Ended			Year Ended December 31,
	December 31,	September 30,	December 31,
	2003	2003	2002	2003	2002
Cash flows from operating activities
Net income (loss)	$34,404	$35,197	$35,735	$116,617	(5,070)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	7,775	6,183	9,011	31,049	34,160
Interest accretion	956	695	696	2,824	57,252
Minority interests	2,112	2,890	4,325	8,641	9,164
Stock Compensation	605	832	2,050	3,509	6,777
Equity in (income) loss of joint ventures	(1,918)	(1,589)	732	(6,235)	(1,239)
Restructuring	488	—	(2,241)	488	3,764
Working capital and other	2,353	(17,217)	(13,907)	(29,671)	(28,574)

Net cash provided by (used in) operating activities	46,775	26,991	36,401	127,222	76,234

Cash flows from investing activities
Capital expenditures	(23,003)	(25,209)	(9,627)	(85,227)	(21,952)
Refund of option payment	—	—	(7,500)	—	(7,500)
Proceeds from sale of property, plant and equipment	163	15	121	200	1,032

Net cash used in investing activities	(22,840)	(25,194)	(17,006)	(85,027)	(28,420)

Cash flows from financing activities
Net short-term borrowings	(3,799)	(7,791)	1,144	(64,928)	(23,322)
Proceeds from issuance of common stock	578	3,783	8	101,076	703
Dividend to minority interest	—	—	—	(2,510)	(2,251)
Proceeds from issuance of long-term debt	—	—	—	—	40,243
Principal payments on long-term debt	(7,803)	(1,447)	(2,572)	(102,098)	(25,901)

Net cash used provided by (used in) financing activities	(11,024)	(5,455)	(1,420)	(68,460)	(10,528)

Effect of exchange rate changes on cash and cash equivalents	(1,193)	2,036	3,306	3,473	7,009

Net increase (decrease) in cash and cash equivalents	11,718	(1,622)	21,281	(22,792)	44,295
Cash and cash equivalents at beginning of period	85,141	86,763	98,370	119,651	75,356

Cash and cash equivalents at end of period	$96,859	$85,141	$119,651	$96,859	$119,651

PROSPECTUS

MEMC Electronic Materials, Inc.

Common Stock

Warrants

The selling stockholders named in this prospectus may from time to time sell up to 40,000,000 shares of our common stock and warrants to purchase up to 10,000,000 shares of our common stock (the “Selling Stockholder Warrants”) or up to 10,000,000 shares of our common stock issuable upon exercise of the Selling Stockholder Warrants. Each Selling Stockholder Warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. We will not receive any proceeds from the sale of shares and Selling Stockholder Warrants by the selling stockholders. We will, however, receive $3.00 per share in cash, our senior subordinated secured notes or our warrants upon exercise of the Selling Stockholder Warrants.

The selling stockholders may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

The shares of our common stock are listed on the New York Stock Exchange under the symbol “WFR.” On January 20, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $11.73 per share. We have filed an application with the New York Stock Exchange to list the Selling Stockholder Warrants.

The selling stockholders may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. For information about the distribution of the securities offered hereby, please see “Plan of Distribution” in this prospectus.

Investing in our securities involves risks that are described under “ Risk Factors” beginning on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2004.

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you information that differs from the information in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our securities after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

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THE COMPANY

We are a leading worldwide producer of wafers for the semiconductor industry. We are one of the top four wafer suppliers in the world with more than a 10% share of the overall market. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. A prime polished wafer is a highly refined, pure wafer with an ultra-flat and ultra-clean surface. An epitaxial wafer consists of a thin, silicon layer grown on the polished surface of the wafer. A test/monitor wafer is substantially the same as a prime polished wafer, but with some less rigorous specifications.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 750 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated secured notes, warrants and convertible preferred stock. In July 2002, the preferred stock and accumulated but unpaid dividends thereon was converted into 125,010,556 shares of our common stock. In May 2003, TPG sold 15,300,000 shares of our common stock in a public offering. TPG currently beneficially owns approximately 78.7% of our outstanding common stock. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus, before purchasing these securities. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our securities to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and if that industry experiences downturns, our sales could decrease and we could be forced to reduce our prices while maintaining fixed costs, all of which could have significant negative effects on our operating results and financial condition.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our loan instruments contain highly restrictive covenants any of which, if violated, would, upon election of the lenders, cause outstanding amounts under each of our loan instruments to become immediately due and payable and we might not have sufficient funds and assets to pay such loans.

We are a party to a $150 million Citibank/UBS revolving credit facility, a $35 million TPG revolving credit facility and an indenture for our senior subordinated secured notes. These loan instruments contain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans and indentures of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders or noteholders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities and the senior subordinated secured notes and related accrued interest would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

In the event TPG does not continue to own a substantial portion of our stock, we would be required to immediately repay outstanding loans and accrued interest under our credit facilities and to repurchase our senior subordinated secured notes upon election of the lenders or noteholders, and we may not have the funds or assets to meet those obligations.

If (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders or noteholders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate, and the loans and accrued interest then outstanding would become immediately due and payable; and

•	the holders of the senior subordinated secured notes would have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We may not have sufficient funds to make the required payments or repurchases and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. If this happened, the lenders could foreclose on the assets pledged as collateral under this loan.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. Until 2003, we had not reported annual net earnings since 1996. Our cumulative losses allocable to common stockholders from 1997 through 2001 totaled approximately $1 billion. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

We are subject to periodic fluctuations in foreign currency exchange rates which can cause reported financial results to vary significantly from period to period.

Approximately 64% of our sales in 2002 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to Euro, Japanese Yen and Korean Won. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won and Malaysian Ringgit. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have debt denominated in Euro, Japanese Yen, Korean Won and U.S. Dollar. We generally do not hedge these net foreign currency exposures.

Taisil Electronic Materials Corporation, or Taisil, our unconsolidated joint venture in Taiwan, has sales denominated primarily in the U.S. Dollar and operating expenses primarily denominated in the New Taiwanese Dollar and U.S. Dollar. Taisil has debt denominated in the New Taiwanese Dollar and U.S. Dollar. For U.S. generally accepted accounting principles, Taisil uses the U.S. Dollar as its functional currency and does not hedge net New Taiwanese Dollar exposures. To date, we have not hedged our net New Taiwanese Dollar exposure related to our investment in Taisil.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statements of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We recognized net currency gains (losses) totaling approximately $11 million in 2002 and ($4) million in 2001. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them into our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our loan instruments restrict our borrowings and use of proceeds, thereby limiting our ability to raise capital and obtain alternative funding sources.

Under the terms of the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes, we generally cannot borrow from third parties or pledge assets without the consent of the lenders or note holders, as the case may be. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility;

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility; and

•	third, if such borrowings are repaid in full, to offer to redeem the senior subordinated secured notes.

These restrictions limit not only our ability to raise capital but our ability to obtain alternate funding sources.

Early redemption of senior subordinated secured notes would cause us to recognize significant interest expense, adversely affecting our net earnings.

If any of our senior subordinated secured notes are redeemed prior to their maturity in 2007, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes redeemed and the related accrued but unpaid stated interest, which could have a material adverse effect on our net earnings. At September 30, 2003, the accreted value of these notes was approximately $1.9 million; however, the face value of these notes plus accrued stated interest was approximately $58 million. We could be required to redeem all or a portion of the notes in the following circumstances:

•	We have issued debt or equity and have net proceeds remaining after applying 75% of the net proceeds to repay in full any outstanding obligations under our Citibank/UBS and TPG revolving credit facilities;

•	We have net proceeds from the sale of assets or property;

•	We have net insurance proceeds from losses or damages to property or assets which are not used to restore or replace the damaged property or assets;

•	We experience a change of control such that TPG’s ownership interest in us is reduced below 30% of our total outstanding equity interests, another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated; or

•	We are in default under our loan instruments.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all. This could have a material adverse effect on our results of operations.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. Increases in prices resulting from these shortages could have a material adverse effect on our operating results.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included closure of facilities, reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 63% of our sales to ten customers in 2002. Samsung and STMicroelectronics each accounted for more than 10% of our sales in 2002.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

We are subject to numerous environmental laws and regulations which could require us to discharge environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials could be released to the environment at properties owned or operated by us, at other locations during the transport of materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities. We believe we are taking all necessary remedial steps at these facilities. The aggregate remediation cost for these facilities is expected to be approximately $5.0 million over the next 30 years. As a result, we do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs or liabilities.

Risks Related to this Registration Statement and Ownership of Our Securities

Future sales of shares of our common stock, or warrants exercisable for our common stock, may depress the price of our common stock.

If the selling stockholders sell a substantial number of shares of our common stock or warrants to purchase our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares and warrants as described under “Selling Stockholders—Relationship with MEMC—Registration Rights Agreement.” Future sales of our common stock or warrants to purchase our common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies, which could prevent a favorable acquisition of us and create other conflicts of interest between us and TPG.

TPG, through its 78.7% beneficial ownership interest of our common stock, has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the ten members of our current Board of Directors are partners or employees of certain TPG entities. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to our other stockholders. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility. We pay substantial fees to TPG and its affiliates in connection with the $35 million revolving credit facility and a management advisory agreement. These arrangements may also create conflicts of interest between us and TPG.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws could delay or make more difficult a change of control or change in management that would benefit our stockholders.

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may delay, defer or make more difficult:

•	a merger, tender offer or proxy contest;
•	the assumption of control by a holder of a large block of our securities; and
•	the replacement or removal of current management by our stockholders.

For example, our Restated Certificate of Incorporation, as amended, divides the Board of Directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further discourage a change of control or change in current management.

These provisions may limit participation by our stockholders in any merger or other change of control transaction, whether or not the transaction is favored by current management or would be favorable to our stockholders. These provisions may also make removal of current management by our stockholders more difficult, even if such removal would be beneficial to the stockholders generally.

In addition, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock without the vote of our holders of common stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated notes. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2003, the average daily trading volume for our common stock as reported by the NYSE was

504,636 shares. Even if we achieve a wider dissemination as to the shares offered by the selling stockholders pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

There is no public market for the warrants offered by this prospectus which could result in your inability to resell the securities.

There is no existing trading market for the Selling Stockholder Warrants offered by this prospectus. We have applied to list the Selling Stockholder Warrants on the New York Stock Exchange. There can be no assurance regarding the approval of our listing application by the New York Stock Exchange, the development of a market for these Selling Stockholder Warrants, the ability of the holders to sell the Selling Stockholder Warrants or the price at which the holders may be able to sell the Selling Stockholder Warrants.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that, with our projection for future taxable income and after consideration of the valuation allowance, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 2003;

•	our belief that the potential increase in the book value of debt could impact the timing of future interest expense accretion;

•	our expectation that our effective income tax rate in 2003 will be 25%;

•	our expectation that depending on our customers’ fab shutdown schedules during the holiday season, our net sales in the 2003 fourth quarter will increase by approximately 3 to 5 percentage points compared to the 2003 third quarter;

•	our anticipation that our operating results will improve sequentially in the 2003 fourth quarter compared to the 2003 third quarter;

•	our expectation that our capital expenditures for the year ended December 31, 2003 will be in the range of $80 to $90 million;

•	the interest expense we expect to record in our statement of operations related to accretion of our senior subordinated secured notes in each of the years 2003 though 2007;

•	the impact of the implementation of FIN 46 and SFAS Nos. 143, 146, 149 and 150;

•	the impact of an adverse change in interest and currency exchange rates;

•	the amount of the restructuring reserve expected to be utilized in the remainder of 2003;

•	our expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2007;

•	our belief that we have substantially reduced annual sales necessary to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our ability to find adequate alternative sources of supply of raw materials, equipment, parts and supplies obtained from sole source suppliers;

•	our expectations regarding future investments in research and development and equipment;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	our expectation that the net result of the pushdown of the contingent payment by TPG to E.ON, the extension of the useful lives of property, plant and equipment and the increase in our planned 2003 capital expenditures will favorably impact the quarterly run rate of depreciation and amortization by approximately $2.5 million per quarter;

•	the expected impact of groundwater and/or soil contamination at some of our facilities; and

•	our expectation that our pension expense will increase;

•	our expectation regarding the aggregate environmental remediation costs at some of our facilities;

•	the impact of litigation on us;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page 2.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

On January 27, 2004, we reported financial results for the fourth quarter and year ended December 31, 2003. Net sales were $205 million for the 2003 fourth quarter compared to $195.9 million for the 2003 third quarter. The increase in net sales was primarily a result of increased product volumes, partially offset by a decline in overall average selling prices. We reported gross margin in the 2003 fourth quarter of $64.4 million, or 31.4% of net sales, compared to $58.5 million, or 29.9% of net sales, in the 2003 third quarter. Operating income of $39.7 million, or 19.4% of net sales was achieved in the 2003 fourth quarter, up from operating income of $36.5 million, or 18.6% of net sales for the 2003 third quarter. We reported net income available to common stockholders of $34.4 million, or $0.15 per diluted share, for the 2003 fourth quarter compared to $35.2 million, or $0.16 per diluted share, in the 2003 third quarter.

For the year ended December 31, 2003, our net sales increased 14% to $781.1 million, compared to $687.2 million in 2002. Gross margin increased to $232.8 million, or 30% of net sales in 2003, compared to $173.5 million or 25% of net sales in 2002. We reported net income available to common stockholders of $116.6 million, or $0.53 per diluted share, for the year ended December 31, 2003, compared to a net loss allocable to common stockholders of $22.1 million, or $0.17 per diluted share, in 2002.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock and the Selling Stockholder Warrants hereunder by the selling stockholders. We will, however, receive $3.00 per share in cash, our senior subordinated secured notes or our warrants upon exercise of the Selling Stockholder Warrants. The holders of the Selling Stockholder Warrants are under no obligation to exercise them any time or at all. If all of the Selling Stockholder Warrants are exercised for cash, we will receive aggregate consideration of $30,000,000. We intend to use any proceeds from the exercise of the Selling Stockholder Warrants for general corporate purposes.

SELLING STOCKHOLDERS

TPG Wafer Holdings LLC may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement up to an aggregate of 40,000,000 shares of our common stock. All of the shares of common stock being registered for sale by TPG Wafer Holdings LLC were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the 40,000,000 shares of common stock held by TPG Wafer Holdings LLC does not necessarily mean that TPG Wafer Holdings LLC will sell all or any of such shares of common stock.

In addition, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TPG Wafer Partners LLC and TPG Wafer Management LLC may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement Selling Stockholder Warrants to purchase up to an aggregate of 10,000,000 shares of our common stock or up to 10,000,000 shares of our common stock issuable upon exercise of the Selling Stockholder Warrants. Each Selling Stockholder Warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. All of the Selling Stockholder Warrants being registered for sale by the selling stockholders were issued to them in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the Selling Stockholder Warrants does not necessarily mean that the selling stockholders will sell all or any of such Selling Stockholder Warrants.

Beneficial Ownership

The following table sets forth, as of December 31, 2003, the number of shares of our common stock and warrants that the selling stockholders and their affiliates beneficially own and the number of shares and warrants being registered for sale by each of the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 207,002,577 shares of common stock outstanding as of December 31, 2003 and assumes the exercise in full of the 16,666,667 warrants currently held by the selling stockholders including the 10,000,000 Selling Stockholder Warrants. The number and percentage of shares beneficially owned after the offering assumes the sale of the 40,000,000 shares of common stock, the sale of the 10,000,000 Selling Stockholder Warrants or the underlying shares of common stock offered by the selling stockholders and the exercise in full of such Selling Stockholder Warrants and the remaining 6,666,667 warrants held by the selling stockholders. The number and percentage of warrants beneficially owned after the offering assumes the sale of all 10,000,000 Selling Stockholder Warrants offered by the selling stockholders but no exercise of the Selling Stockholder Warrants or the remaining 6,666,667 warrants held by the selling stockholders.

Name	Shares Beneficially Owned Prior to the Offering(1)		Warrants Beneficially Owned Prior to Offering		Shares Being Offered	Warrants Being Offered(2)	Shares Beneficially Owned After the Offering		Warrants Beneficially Owned After Offering
	Number	Per- cent	Number	Per- cent			Number	Per- cent	Number	Per- cent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	40,000,000	0	125,943,193	56.3%	6,666,667	40%
Green Equity Investors III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	175,943,193	78.7%	16,666,667	100%	0	1,955,323	125,943,193	56.3%	6,666,667	40%
Green Equity Investors Side III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90225	175,943,193	78.7%	16,666,667	100%	0	14,677	125,943,193	56.3%	6,666,667	40%
TCW/Crescent Mezzanine Partners III, L.P. (3) 11100 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90225	175,943,193	78.7%	16,666,667	100%	0	1,839,378	125,943,193	56.3%	6,666,667	40%
TCW/Crescent Mezzanine Trust III (3) 11100 Santa Monica Boulevard Suite 2000 Los Angeles, CA 90025	175,943,193	78.7%	16,666,667	100%	0	130,622	125,943,193	56.3%	6,666,667	40%
TPG Wafer Partners LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	0	5,910,000	125,943,193	56.3%	6,666,667	40%
TPG Wafer Management LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	0	150,000	125,943,193	56.3%	6,666,667	40%

TOTAL	175,943,193	78.7%	16,666,667	100%	40,000,000	10,000,000	125,943,193	56.3%	6,666,667	40%

(1)	Based on information provided by TPG Wafer Holdings LLC (“TPG Wafer Holdings”) and contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings, TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002, Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002, Amendment No. 4 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on May 22, 2003, Amendment No. 5 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on June 3, 2003 and Amendment No. 6 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 19, 2003. Assumes the exercise in full of the 16,666,667 warrants held by the selling stockholders. TPG Wafer Holdings is the record owner of 158,670,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. TPG Wafer Partners is the record owner of 591,000 shares of MEMC common stock and TPG Wafer Management LLC is the record owner of 15,000 shares of MEMC common stock.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 158,670,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 591,000 shares of MEMC common stock and 9,850,001 warrants. TPG Wafer Management directly holds 15,000 shares of MEMC common stock and 250,000 warrants. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants and GEI Side directly holds 24,461 warrants. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and James D. Halper, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). By virtue of their roles as Sub-Advisor to the TCW Funds, and as the controlling shareholder of such Sub-Advisor, respectively, TAMCO and TCWG may be deemed to have beneficial ownership with respect to the securities owned by the TCW Funds. Each of TAMCO and TCWG is controlled by its respective board of directors. TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock.

(2)	Includes the offer and sale of the underlying common stock.

(3)	These selling stockholders are affiliates of registered broker-dealers. Each of these selling stockholders represent that it (i) acquired the common stock and warrants being registered on its behalf in the ordinary course of its business and (ii) at the time of the acquisition of such common stock and warrants, did not have any agreement or understanding, directly or indirectly, with any person to distribute those securities.

Relationship with MEMC

TPG Wafer Holdings is a member of an investor group led by Texas Pacific Group, including funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG). On September 30, 2001, TPG entered into a purchase agreement with E.ON AG and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock. TPG currently beneficially owns approximately 78.7% of the outstanding shares of MEMC common stock, including 16,666,667 warrants, 10,000,000 of which are the Selling Stockholder Warrants.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

Restructuring Agreement

In connection with and as a condition of closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and anti-dilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with 16,666,667 warrants.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock, the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. In May 2003, TPG sold 15,300,000 shares of MEMC common stock in a public offering. TPG currently owns or has the right to acquire, through exercise of the warrants, including the Selling Stockholder Warrants, approximately 176 million shares of our common stock, which would represent approximately 78.7% of our outstanding common stock.

Board Representation

The restructuring agreement required the MEMC Board of Directors to appoint a total of four nominees designated by TPG Wafer Holdings prior to the closing, to be allocated to the different director classes as specified by TPG Wafer Holdings. In addition, the restructuring agreement provided that commencing with the next annual meeting of our stockholders, and at each annual meeting thereafter, TPG Wafer Holdings was entitled to present to the Board of Directors a number of nominees for election to the class of directors up for election at such annual meeting equal to the number of TPG Wafer Holdings nominees in such class immediately prior to such election. We agreed to cause each such TPG Wafer Holdings designated nominee to be included in the slate of nominees recommended by the Board to the stockholders for election, and to use our best efforts to cause those nominees to be elected. TPG Wafer Holdings retained these contractual rights so long as at least $130 million in stated value of the Series A Cumulative Convertible Preferred Stock remained outstanding and TPG Wafer Holdings and its affiliates beneficially owned greater than 50% of the preferred stock. Accordingly, these contractual rights terminated on July 10, 2002 when TPG Wafer Holdings converted all of the outstanding Series A Cumulative Convertible Preferred Stock into common stock. As a practical matter, TPG Wafer Holdings currently possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock. Currently, Jean-Marc Chapus, John G. Danhakl, Gene J. Frantz, John Marren and James B. Williams are members of the MEMC Board of Directors. Mr. Chapus is President of TCW/Crescent Mezzanine L.L.C. Mr. Danhakl is a partner at Leonard Green & Partners, L.P. Messrs. Frantz, Marren and Williams are partners of Texas Pacific Group.

Director Compensation

Prior to July 2003, employee directors and directors affiliated with TPG received no additional compensation for serving on our Board of Directors and the various Board committees. In July 2003, our director compensation policy was revised. Under the revised policy, directors affiliated with TPG are now eligible to receive compensation. In 2003, we paid $85,000 to certain entities affiliated with TPG for the Board and committee fees and retainers earned by the directors affiliated with such entities. See “—Board Representation” above.

Notes and Warrants

The senior subordinated secured notes due 2007 issued by MEMC under the terms of the restructuring agreement are guaranteed by our domestic subsidiaries and bear interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. “Payment in kind” means that accumulated interest on the notes is added to the principal amount of the notes, instead of being paid in cash. As collateral under the notes, we have pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The notes and the related security interest are subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contain substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2002, the interest accrued on the notes totaled approximately $4.0 million.

The warrants issued by MEMC entitle the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock. These warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Pursuant to the restructuring agreement, we agreed to restructure the 55 million Euro debt issued by our Italian subsidiary, on terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at a rate of 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. The parties were unable to restructure the Italian debt on the original terms contemplated in the restructuring agreement. On September 6, 2002, our Italian subsidiary and TPG amended the Italian debt and our Italian subsidiary issued a new promissory note evidencing such indebtedness. Under the new promissory note, our Italian subsidiary paid 35 million Euro of the principal to TPG on September 24, 2002. The remaining 20 million Euro of principal was paid on April 15, 2003. In 2002, our Italian subsidiary paid TPG approximately 6.4 million Euro interest on the prior Italian debt and the new promissory note.

In connection with the amendment of the Italian debt, TPG provided MEMC with a new $35 million secured revolving credit facility. See “—TPG Credit Agreement” below.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants, the notes and the accompanying guarantees and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). At such time as is requested by TPG, we have agreed to file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. TPG currently beneficially owns 175,943,193 shares of our common stock which are covered by the registration rights agreement. The registration statement of which this prospectus forms a part satisfies our obligation with respect to the 40,000,000 shares and the 10,000,000 warrants that may be offered by the selling stockholders under this prospectus.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of

$150 million. The original TPG facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank facility which replaced the TPG facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. MEMC must maintain compliance with these covenants in order to draw on the facility. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility.

In 2002, we paid TPG approximately $810,000 in commitment and other fees related to the original TPG facility and the guaranties under the Citibank/UBS facility.

TPG Credit Agreement

In connection with the amendment of the Italian debt described under “—Notes and Warrants” above, TPG agreed to provide us with a new $35 million secured revolving credit facility. On December 5, 2002, we entered into the new $35 million five-year revolving credit facility with TPG. The interest rate under the new TPG facility is LIBOR plus 10% or an alternative base rate plus 9%. The new TPG facility is secured by substantially the same collateral that secures the Citibank/UBS facility. The TPG facility and related security interest are subordinate in priority and in right of payment to the Citibank/UBS facility and the reimbursement agreement described under “—Citibank/UBS Credit Agreement.” As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the new TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The new TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the new TPG facility. In addition, outstanding loans under the new TPG facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the TPG facility. As a condition to any borrowings under the new TPG facility, we must have borrowed in full all amounts available under the Citibank/UBS facility. The commitments under the TPG facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

Under the terms of the new TPG facility, we paid TPG a one-time underwriting fee of $850,000 and a one-time commitment fee of $200,000. In addition, we have agreed to pay TPG a commitment fee of 0.50% per annum on the unused amount of the TPG facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. The only equity securities of MEMC currently held by TPG Wafer Holdings are shares of our common stock. Accordingly, if the merger were consummated today, the members of TPG Wafer Holdings would convert their limited liability interests in TPG Wafer Holdings into the same number of shares of our common stock as is currently held by TPG Wafer Holdings. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders’ meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III provides management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses, and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2002 we paid TPG management advisory fees of $1.5 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We were responsible for the payment of all our expenses incurred in connection with the restructuring agreement and the subsequent negotiation and documentation of the $150 million Citibank/UBS replacement credit facility, the new $35 million TPG credit facility and the new Italian promissory note, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in such transactions. In 2002, we paid or otherwise reimbursed TPG for approximately $2.8 million of expenses incurred by TPG for legal counsel, financial advisors, other third party consultants, certain insurance costs, and certain miscellaneous expenses related to the restructuring, the new Italian promissory note and certain activities related to TPG’s ownership of MEMC securities.

Ownership Interest in TPG Wafer Management

Certain of our current and former executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 58% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.87% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns approximately $750,000 in principal amount of our senior subordinated secured notes, 15,000 shares of MEMC common stock and 250,000 warrants, including 150,000 of the Selling Stockholder Warrants offered hereby. Upon consummation of the merger described above, TPG Wafer Management will receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2003, TPG Wafer Management would have received 2,380,058 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior subordinated secured notes, 591,000 shares of MEMC common stock and 9,850,001 warrants, including 5,910,000 of the Selling Stockholder Warrants offered hereby. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2003, TPG Wafer Partners would have received 93,774,281 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (the “DGCL”). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL are more extensive and detailed than the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 207,002,577 shares of our common stock outstanding as of December 31, 2003. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen;

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors; and

•	vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors, unless any director determines that the stockholders should fill the vacancy.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions relate to the composition of our Board of Directors, the manner in which our stockholders may take corporate action, the ability of our stockholders to call special meetings, and the procedures to be followed to bring a stockholder proposal or to nominate a candidate to our Board of Directors, all as described above under “—Board of Directors,” “—Stockholder Consents and Special Meetings,” and “—Stockholder Proposals or Nominations.” These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently, and after the offering will continue to be able to, elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.”

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

DESCRIPTION OF SELLING STOCKHOLDER WARRANTS

In November 2001, we granted to TPG warrants to purchase an aggregate 16,666,667 shares of our common stock. Each warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. The registration statement of which this prospectus forms a part registers for resale 10,000,000 of these warrants (the “Selling Stockholder Warrants”). In addition, the registration statement registers the issuance of common stock upon the exercise of the Selling Stockholder Warrants by holders other than the initital holders and registers the resale of the underlying common stock by the selling stockholders. The Selling Stockholder Warrants may be exercised, in whole or in part, at any time and from time to time, until their expiration on November 13, 2011. The Selling Stockholder Warrants may be exercised using cash, exchanging the senior subordinated secured notes equal in face value to the aggregate exercise price, by surrendering other warrants equal in warrant market price to the aggregate purchase price, or any combination of the foregoing.

The terms of the Selling Stockholder Warrants include protection for the holders against dilution by providing for adjustment of the exercise price in certain events including, among others, stock dividends, extraordinary cash dividends, stock subdivisions or combinations and issuances of common stock or other securities at a price, or convertible or exercisable at a price, below the then current market price of the common stock or exercise price of the warrants. In addition, in the event of a reverse stock split, the exercise price will be adjusted accordingly.

In the event of a consolidation, merger or other business combination or recapitalization involving MEMC, and upon certain other events that result in the holders of our common stock receiving stock or securities of another company, all per share amounts, the exercise price and other economic terms applicable to the warrants will be adjusted to take into account such transaction.

The Selling Stockholder Warrants do not confer upon the holder any rights as an MEMC stockholder, including the right to vote, receive dividends, consent or receive notices as a stockholder with respect to any meeting of stockholders for the election of MEMC directors or any other matter.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities being offered pursuant to this prospectus:

•	directly to purchasers;

•	to or through underwriters;

•	through dealers or agents; or

•	through a combination of methods.

The selling stockholders may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

If underwriters are used in an offering, we and the selling stockholders will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in an offering, the selling stockholders will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by the selling stockholders or through agents designated by the selling stockholders. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us and the selling stockholders against specific civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

The common stock is listed and eligible for trading on the New York Stock Exchange. The Selling Stockholder Warrants will be listed on the New York Stock Exchange. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements and schedules of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002 and 2001, and for the year ended December 31, 2002, the periods January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and schedules of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 covering the securities offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. The descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statement or other information that we file at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the SEC and paying a duplicating charge. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The SEC makes our filings available to the public on its Internet site (http://www.sec.gov). In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on

Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, and September 30, 2003 and on Form 10-Q/A for the fiscal quarter ended June 30, 2003;

•	our Current Reports on Form 8-K dated January 30, 2003 (filed January 30, 2003), May 15, 2003 (filed May 16, 2003) and December 8, 2003 (filed December 9, 2003); and

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the expiration of the offering. The SEC allows us to incorporate by reference into this prospectus such documents. You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Janine Orf, Director, Investor Relations, MEMC Electronic Materials, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

34,000,000 Shares

Common Stock

Deutsche Bank Securities